06051296

SECU... ...ISSION
Washington, D.C. 20549

RECEIVED NOV 2 9 2006 210 SEC MAIL PROCESSING SECTION WASH, D.C.

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66479

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/05 (MM/DD/YY) AND ENDING 09/30/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BATTENKILL CAPITAL, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7252 MAIN STREET, P.O. BOX 2528
(No. and Street)

MANCHESTER CENTER (City) VT (State) 05255 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GRIGSBY MARKHAM (802) 549-5400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRACE & SUSSMAN, PLLC
(Name – *if individual, state last, first, middle name*)

12 PARMENTER ROAD (Address) LONDONDERRY (City) NH (State) 03053 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 1 1 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GRIGSBY MARKHAM, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BATTENKILL CAPITAL, INC., as of SEPTEMBER 30, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

VICTORIA J. POTTER, Notary Public
My Commission Expires February 10, 2007

Signature

CHIEF EXECUTIVE OFFICER

Title

Victoria J. Potter

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BATTENKILL CAPITAL, INC.

FINANCIAL STATEMENTS

SEPTEMBER 30, 2006

BRACE & SUSSMAN, PLLC

Certified Public Accountants

12 PARMENTER ROAD LONDONDERRY, NH 03053 TEL. (603) 437-1910 FAX (603) 437-3676

Independent Auditor's Report

To the Board of Directors of
Battenkill Capital, Inc.
Manchester Center, VT

We have audited the accompanying statement of financial condition of Battenkill Capital, Inc. (the Company) as of September 30, 2006 and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Battenkill Capital, Inc. as of September 30, 2006, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brace & Sussman, PLLC

Brace & Sussman, PLLC
Certified Public Accountants
Londonderry, New Hampshire
November 22, 2006

BATTENKILL CAPITAL, INC.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2006

ASSETS

Cash and cash equivalents	$ 267,818
Deposits with clearing organizations	100,000
Receivable from broker dealers	159,335
Receivable from customers	23,814
Prepaid expenses	24,960
Furniture and equipment, at cost less, accumulated depreciation of $37,259	38,520
Not readily marketable securities, at estimated fair value	25,000
Marketable securities, at estimated fair value	133,070
Security deposits	23,099
Total Assets	$ 795,616

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable, accrued expenses, and other liabilities	$ 220,853
Liabilities subordinated to claims of general creditors	410,000
Total Liabilities	630,853
Stockholders' Equity	
Common stock, no par value, 10,000 shares authorized, issued and outstanding	470,000
Retained defecit	(305,237)
Total Stockholders' Equity	164,763
Total Stockholders' Equity and Liabilities	$ 795,616

The accompanying notes are an integral part of these financial statements.

BATTENKILL CAPITAL, INC.

STATEMENT OF INCOME (LOSS)

FOR THE YEAR ENDED SEPTEMBER 30, 2006

Revenues:	
Commissions	$ 1,789,502
Fee income	8,750
Interest income	5,688
	1,803,940
Expenses:	
Employee compensation and benefits	709,090
Clearance fees, data services and brokerage expenses	291,137
Communications	34,547
Occupancy	53,453
Taxes, other than income taxes	54,596
Interest expense	32,566
Other expenses	856,608
	2,031,997
Income (Loss) Before Income Taxes	(228,057)
Provision for Income Taxes	38
Net Income (Loss)	$ (228,095)

The accompanying notes are an integral part of these financial statements.

BATTENKILL CAPITAL, INC.
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED SEPTEMBER 30, 2006

Subordinated borrowings at September 30, 2005	$	310,000
Increases:		
Issuance of subordinated notes		100,000
Subordinated borrowings at September 30, 2006	$	410,000

The accompanying notes are an integral part of these financial statements.

BATTENKILL CAPITAL, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED SEPTEMBER 30, 2006

	Common Stock	Retained Defecit	Treasury Stock	Total
Balance at October 1, 2005	$ 340,000	$ (77,142)	$ -	$ 262,858
Capital contributions	175,000			175,000
Shareholder withdrawals	(45,000)			(45,000)
Net Income (Loss)		(228,095)		(228,095)
Balance at September 30, 2006	$ 470,000	$ (305,237)	$ -	$ 164,763

The accompanying notes are an integral part of these financial statements.

BATTENKILL CAPITAL, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED SEPTEMBER 30, 2006

Cash flows from operating activities:		
Net income (loss)		$ (228,095)
Adjustments to reconcile net income		
to net cash provided by operating activities		
Depreciation	$ 19,421	
(Increase) decrease in operating assets:		
Decrease in receivable from customers	17,900	
Increase in prepaid expenses	(23,814)	
Decrease in clearing deposit	67,747	
Increase in security deposits	(16,282)	
Increase in receivable from broker dealers	(159,335)	
Increase (decrease) in operating liabilites:		
Decrease in accounts payable, accrued expenses	(53,261)	
Total adjustments		(147,624)
Net cash used by operating activities		(375,719)
Cash flows from investing activities		
Purchase of furniture and equipment		(5,144)
Net cash used by investing activities		(5,144)
Cash flows from financing activities		
Capital contributions		175,000
Issuance of subordinated loans		100,000
Shareholder withdrawals		(45,000)
Net cash provided by financing activities		230,000
Net decrease in cash		(150,863)
Cash at beginning of the year		418,681
Cash at end of the year		$ 267,818

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:	
Interest payments	$ 32,566
Income tax payments	$ 38

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

BATTENKILL CAPITAL, INC.

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2006

NOTE 1- SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business
The Company was incorporated on January 13, 2004. It serves as a broker/dealer in securities and provides investment banking services to its clients. Related commission revenue and expenses are recorded on a settlement date basis.

Fixed Assets
Furniture and equipment are being depreciated using the straight-line method over their estimated useful lives, ranging from three to seven years. For the fiscal year ended September 30, 2006, depreciation expense was $19,421.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions
Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management. These securities include investment securities (a) for which there is not a market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

At September 30, 2006, marketable securities consist of equities valued at $133,070.

The aggregate cost of the Company's cost method investments totaled $25,000 at September 30, 2006. Investments with an aggregate cost of $25,000 were not evaluated for impairment because (a) it is not practicable to estimate their fair values due to insufficient information being available and (b) management did not identify any events or changes in circumstances that might have a significant adverse effect on the fair value of those investments.

Allowance for Bad Debts
The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required.

Compensated Absences
Employees of the Company are entitled to paid vacations, paid sick days, and personal days off, depending on the job classification, length of service, and other factors. The accrual cannot be reasonably estimated, and accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid to employees.

Intangibles
The Company has adopted the provisions of SFAS No. 142 *Goodwill and Other Intangible Assets* and therefore expensed the startup costs for financial statement purposes. For income tax purposes these costs will be amortized over 5 years.

Commissions
The Company receives restricted stock as part of its compensation when it raises capital for private companies. This is recorded at its fair market value as determined by management and is included in commission income. For the fiscal year ended September 30, 2006, the Company did not receive restricted stock in lieu of cash.

NOTE 2- NET CAPITAL

As a broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital as defined, and a ratio of aggregate indebtedness to net capital as derived, not exceeding 15 to 1. The Company's net capital as computed under 15c3-1, was $430,211 as of September 30, 2006, which exceeded required net capital of $250,000 by $180,211. The ratio of aggregate indebtedness to net capital at September 30, 2006 was 51.3%.

NOTE 3- TAXES ON INCOME

The Company and its stockholders elected to be subject to the S corporation provisions of the Internal Revenue Code. Accordingly, all income or losses and applicable tax credits are reported on the stockholders' individual income tax returns. Vermont levies a minimum entity tax on Subchapter S corporations which is reflected in the current period expenses.

NOTE 4- COMMITMENTS AND CONTINGENCIES

The Company is committed to operating leases for office space and office equipment. The Approximate future minimum lease payments of all non-cancelable operating leases for the next year are as follows:

2007	$64,953
	$64,953

Rent expense for the office space and equipment for the fiscal year 2006 was $32,726.

NOTE 5- CONCENTRATION OF CREDIT RISK

The Company maintains its checking account in one commercial bank. Cash in this checking account at times exceeded $100,000. The checking account is secured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000.

The Company is engaged in various trading and brokerage activities with counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

NOTE 6- SUBORDINATED LOANS - STOCKHOLDERS

The stockholders agreed to subordinate the right to receive principal and interest to the prior payment or provision for payment in full against all claims of all present and future creditors of the Company. The borrowings under subordination agreements at September 30, 2006, are listed in the following:

Subordinated notes 6.25 percent, due September 30, 2007	$100,000
Subordinated notes 6.25 percent, due October 31, 2007	75,000
Subordinated notes 10 percent, due August 31, 2010	135,000
Subordinated notes 10 percent, due February 5, 2007	75,000
Subordinated notes 10 percent, due February 25, 2007	25,000
	$410,000

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

BATTENKILL CAPITAL, INC.

SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED SEPTEMBER 30, 2006

BATTENKILL CAPITAL, INC.

SCHEDULE I

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

SEPTEMBER 30, 2006

Total ownership equity from statement of financial condition	$ 164,763
Liabilities subordinated to claims of general creditors	410,000
Total nonallowable assets from statement of financial condition	(111,579)
Net capital before haircuts on securities positions	463,184
Haircuts on securities	(32,973)
Net capital	$ 430,211
Aggregate indebtedness:	
Total A.I. liabilities from statement of financial condition	$ 220,853
Total aggregate indebtedness	$ 220,853
Percentage of aggregate indebtedness to net capital	51.3%
Computation of basic net capital requirement:	
Minimum net capital required (6-2/3% of A.I.)	$ 14,724
Minimum dollar net capital requirement of reporting broker or dealer	$ 250,000
Net capital requirement	$ 250,000
Excess net capital	$ 180,211

BATTENKILL CAPITAL, INC.

RECONCILIATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
(X-17A-5)
AT SEPTEMBER 30, 2006

SCHEDULE I (CONTINUED)

	FOCUS REPORT - PART IIA QUARTER ENDED September 30, 2006	ADJUSTMENTS	ANNUAL FINANCIAL STATEMENTS AT September 30, 2006
COMPUTATION OF NET CAPITAL			
Total ownership equity from statement of financial condition	$ 194,266	$ (29,503)	$ 164,763
Additions:			
Liabilities subordinated to claims of general creditors allowable in computation of net capital	410,000	-	$ 410,000
Total capital and allowable subordinated liabilities	604,266	(29,503)	574,763
Deductions and/or charges:			
Total nonallowable assets from statement of financial condition	131,002	(19,423)	111,579
Haircuts on securities	32,823	150	32,973
Total deductions	163,825	(19,273)	144,552
Net capital	$ 440,441	$ (10,230)	$ 430,211

SCHEDULE II

BATTENKILL CAPITAL, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

SEPTEMBER 30, 2006

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

SCHEDULE III

BATTENKILL CAPITAL, INC.

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTION ACCOUNTS

SEPTEMBER 30, 2006

The Company claims exemption from the segregation requirements of the Commodities Futures Act since it has no commodity customers as the term is defined in Regulation 1.3(k).

SCHEDULE IV

BATTENKILL CAPITAL, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

SEPTEMBER 30, 2006

Battenkill Capital, Inc., is exempt from the reserve requirements of Rule 15c3-3 under section (k)(2)(i), as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

BRACE & SUSSMAN, PLLC
Certified Public Accountants
12 PARMENTER ROAD LONDONDERRY, NH 03053 TEL. (603) 437-1910
FAX (603) 437-3676

Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5

Board of Directors
Battenkill Capital, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Battenkill Capital, Inc., (the Company), for the year ended September 30, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, our study and evaluation disclosed that a lack of segregation of function exists. Although this condition may be considered to be a material weakness in internal control, it is a common condition in entities of this size. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Battenkill Capital, Inc. for the year ended September 30, 2006 and this report does not affect our report thereon dated November 22, 2006.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers Regulation, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brace & Sussman, PLLC

Brace & Sussman, PLLC
Certified Public Accountants
Londonderry, New Hampshire
November 22, 2006